Number

Shares

NETCO INVESTMENTS, INC.

INCORPORATED UNDER THE LAWS OF THE STATE OF TEXAS

COMMON VOTING STOCK
FULLY PAID AND NON-ASSESSABLE

CUSIP 64110U 304
PAR VALUE: $0.0001

COMMON VOTING STOCK
FULLY PAID AND NON-ASSESSABLE

THIS CERTIFIES THAT SPECIMEN

IS THE REGISTERED HOLDER OF

SHARES OF THE COMMON STOCK OF NETCO INVESTMENTS, INC., a Texas Corporation, transferable only on the books of the Corporation by the holder hereof in person or by Attorney upon surrender of the Certificate properly endorsed. Witness the facsimile Seal of the Corporation and the facsimile Signatures of its duly authorized officers.

Not Valid Unless
Initialed by Transfer Agent
By: Authorized Initial
Madison Stock Transfer Inc
P. O. Box 145
Brooklyn, N.Y. 11229

Gary Freeman
PRESIDENT

NETCO INVESTMENTS, INC.
Corporate Seal
TEXAS

Thomas Craft
SECRETARY